Filed by: Berry Global Group, Inc.

Commission File No.: 001-35672

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Glatfelter Corporation (Commission File No.: 001-03560)

Below is a communication made by Berry Global Group, Inc. on September 26, 2024.

THE INFORMATION CONTAINED IN THE LENDER PRESENTATION BELOW HAS BEEN MADE AVAILABLE TO POTENTIAL LENDERS IN CONNECTION WITH THE FINANCING CONTEMPLATED BY THE PROPOSED MERGER OF BERRY’S HEALTH, HYGIENE AND SPECIALTIES GLOBAL NONWOVENS AND FILMS BUSINESS WITH GLATFELTER.

# Magnera

Possibilities Made Real

<u>SPECIAL NOTICE REGARDING PUBLICLY AVAILABLE INFORMATION</u>

THE COMPANY HAS REPRESENTED THAT THE INFORMATION CONTAINED IN THIS LENDER PRESENTATION IS EITHER PUBLICLY AVAILABLE OR DOES NOT CONSTITUTE MATERIAL NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY OR ITS SECURITIES. THE RECIPIENT OF THIS LENDER PRESENTATION HAS STATED THAT IT DOES NOT WISH TO RECEIVE MATERIAL NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY OR ITS SECURITIES AND ACKNOWLEDGES THAT OTHER LENDERS HAVE RECEIVED A LENDER PRESENTATION THAT CONTAINS ADDITIONAL INFORMATION WITH RESPECT TO THE COMPANY OR ITS SECURITIES THAT MAY BE MATERIAL. NEITHER THE COMPANY NOR THE ARRANGER TAKES ANY RESPONSIBILITY FOR THE RECIPIENT'S DECISION TO LIMIT THE SCOPE OF THE INFORMATION IT HAS OBTAINED IN CONNECTION WITH ITS EVALUATION OF THE COMPANY AND THE FACILITY.

# Safe Harbor Statements and Important Info

**About Magnera:** Magnera will be formed from the spin-off and merger ofnf Berry's HHNF business with Glatfelter. The combined company will serve thousands of customers worldwide, offering a wide range of products, including components for absorbent hygiene products, protective apparel, wipes, specialty building and construction products, products serving the food and beverage industry, and more. Magnera will begin using its name and branding immediately following the closing of the proposed merger.

**Forward-Looking Statements:** Statements in this release that are not historical, including statements relating to the expected timing, completion and effects of the proposed transaction between Berry Global Group, Inc., a Delaware corporation ("Berry"), and Glatfelter Corporation, a Pennsylvania corporation ("Glatfelter" or the "Company"), are considered "forward-looking" within the meaning of the federal securities laws and are presented pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. You can identify forward-looking statements because they contain words such as "believes," "expects," "may," "will," "should," "would," "could," "seeks," "approximately," "intends," "plans," "estimates," "projects," "outlook," "anticipates" or "looking forward," or similar expressions that relate to strategy, plans, intentions, or expectations. All statements relating to estimates and statements about the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, benefits of the transaction, including future financial and operating results, executive and Board transition considerations, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts are forward-looking statements. In addition, senior management of Berry and Glatfelter, from time to time may make forward-looking public statements concerning expected future operations and performance and other developments.

Actual results may differ materially from those that are expected due to a variety of factors, including without limitation: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; the risk that Glatfelter shareholders may not approve the transaction proposals; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated or may be delayed; risks that any of the other closing conditions to the proposed transaction may not be satisfied in a timely manner; risks that the anticipated tax treatment of the proposed transaction is not obtained; risks related to potential litigation brought in connection with the proposed transaction; uncertainties as to the timing of the consummation of the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; risks and costs related to the implementation of the separation of the business, operations and activities that constitute the global nonwovens and hygiene films business of Berry (the "HHNF Business") into Treasure Holdco, Inc., a Delaware corporation and a wholly owned subsidiary of Berry ("Spinco"), including timing anticipated to complete the separation; any changes to the configuration of the businesses included in the separation if implemented; the risk that the integration of the combined company is more difficult, time consuming or costly than expected; risks related to financial community and rating agency perceptions of each of Berry and Glatfelter and its business, operations, financial condition and the industry in which they operate; risks related to disruption of management time from ongoing business operations due to the proposed transaction; failure to realize the benefits expected from the proposed transaction; effects of the announcement, pendency or completion of the proposed transaction on the ability of the parties to retain customers and retain and hire key personnel and maintain relationships with their counterparties, and on their operating results and businesses generally; and other risk factors detailed from time to time in Glatfelter's and Berry's reports filed with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus and the registration statements filed with the SEC in connection with the proposed transaction. The foregoing list of important factors may not contain all of the material factors that are important to you. New factors may emerge from time to time, and it is not possible to either predict new factors or assess the potential effect of any such new factors. Accordingly, readers should not place undue reliance on those statements. All forward-looking statements are based upon information available as of the date hereof. All forward-looking statements are made only as of the date hereof and neither Berry nor Glatfelter undertake any obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

**Non-GAAP Financial Measures:** This presentation includes certain non-GAAP financial measures such as EBITDA, adjusted EBITDA, pro forma adjusted EBITDA, and supplemental unaudited financial information intended to supplement, not substitute for, comparable measures under generally accepted accounting principles in the United States (GAAP). Investors are urged to consider carefully the comparable GAAP measures and the reconciliations to those measures provided in Berry and Glatfelter's respective earnings release, presentations, and SEC filings. For further information about our non-GAAP measures, please see Berry and Glatfelter's respective earnings releases and SEC filings.
Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Berry and Glatfelter. In connection with the proposed transaction, Glatfelter filed a registration statement on Form S-4 containing a proxy statement /prospectus with the SEC which was declared effective on September 17, 2024. Glatfelter has also filed a proxy statement/prospectus which was sent to Glatfelter's shareholders on or about September 20, 2024. Spinco also filed a registration statement on Form 10 in connection With its separation from Berry. The Form 10 has note yet been declared effective. This communication is not a substitute for the registration statements, proxy statement/prospectus or any other document which Berry and/or Glatfelter may file with the SEC. STOCKHOLDERS OF BERRY AND GLATFELTER ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENTS AND PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain copies of the registration statements and proxy statement/prospectus as well as other filings containing information about Berry and Glatfelter, as well as Spinco, without charge, at the SEC's website, www.sec.gov. Copies of documents filed with the SEC by Berry or Spinco will be made available free of charge on Berry's investor relations website at ir.berryglobal.com. Copies of documents filed with the SEC by Glatfelter will be made available free of charge on Glatfelter's investor relations website at www.glatfelter.com/investors.

**No Offer or Solicitation:** This presentation is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to sell, subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction. No offer or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

**Participants in Solicitation:** Berry and its directors and executive officers, and Glatfelter and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Glatfelter common stock and/or the offering of securities in respect of the proposed transaction. Information about the directors and executive officers of Berry, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption "Security Ownership of Beneficial Owners and Management" in the definitive proxy statement for Berry's 2024 Annual Meeting of Stockholders, which was filed with the SEC on January 4, 2024
(www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001378992/000110465924001073/tm2325571d6_def14a.htm).

Information about the directors and executive officers of Glatfelter including a description of their direct or indirect interests, by security holdings or otherwise, is set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the proxy statement for Glatfelter's 2024 Annual Meeting of Shareholders, which was filed with the SEC on March 26, 2024 (www.sec.gov/ix?doc=/Archives/edgar/data/0000041719/000004171924000013/glt-20240322.htm). Additional information regarding the interests of these participants can also be found in the Form S-4 and the proxy statement/prospectus filed by Glatfelter with the SEC and the registration statement on Form 10 filed by Spinco with the SEC.

# Notice To and Undertaking by Recipients

This Lender Presentation (the "Lender Presentation") has been prepared solely for informational purposes from information supplied by or on behalf of Treasure Holdco, Inc. (the "Company"), and is being furnished by Citibank, N.A. (the "Arranger") to you in your capacity as a prospective lender (the "Recipient") in considering the proposed credit facility described in the Lender Presentation (the "Facility").

ACCEPTANCE OF THIS LENDER PRESENTATION CONSTITUTES AN AGREEMENT TO BE BOUND BY THE TERMS OF THIS NOTICE AND UNDERTAKING AND THE SPECIAL NOTICE SET FORTH ON THE COVER PAGE HEREOF (THE "SPECIAL NOTICE"). IF THE RECIPIENT IS NOT WILLING TO ACCEPT THE LENDER PRESENTATION AND OTHER EVALUATION MATERIAL (AS DEFINED HEREIN) ON THE TERMS SET FORTH IN THIS NOTICE AND UNDERTAKING AND THE SPECIAL NOTICE, IT MUST RETURN THE LENDER PRESENTATION AND ANY OTHER EVALUATION MATERIAL TO THE ARRANGER IMMEDIATELY WITHOUT MAKING ANY COPIES THEREOF, EXTRACTS THEREFROM OR USE THEREOF.

I. Confidentiality

As used herein: (a) "Evaluation Material" refers to the Lender Presentation and any other information regarding the Company or the Facility furnished or communicated to the Recipient by or on behalf of the Company in connection with the Facility (whether prepared or communicated by the Arranger or the Company, their respective advisors or otherwise) and (b) "Internal Evaluation Material" refers to all memoranda, notes, and other documents and analyses developed by the Recipient using any of the information specified under the definition of Evaluation Material.

The Recipient acknowledges that the Company considers the Evaluation Material to include confidential, sensitive and proprietary information and agrees that it shall use reasonable precautions in accordance with its established procedures to keep the Evaluation Material confidential; provided however that (i) it may make any disclosure of such information to which the Company gives its prior written consent and (ii) any of such information may be disclosed to it, its affiliates, and its and their respective partners, directors, officers, employees, agents, advisors and other representatives (collectively, "Representatives") (it being understood that such Representatives shall be informed by it of the confidential nature of such information and shall be directed by the Recipient to treat such information in accordance with the terms of this Notice and Undertaking and the Special Notice). The Recipient agrees to be responsible for any breach of this Notice and Undertaking or the Special Notice that results from the actions or omissions of its Representatives.

The Recipient shall be permitted to disclose the Evaluation Material in the event that it is required by law or regulation or requested by any governmental agency or other regulatory authority (including any self-regulatory organization having or claiming to have jurisdiction) or in connection with any legal proceedings. The Recipient agrees that it will notify the Arranger as soon as practical in the event of any such disclosure (other than at the request of a regulatory authority), unless such notification shall be prohibited by applicable law or legal process.

The Recipient shall have no obligation hereunder with respect to any Evaluation Material to the extent that such information (i) is or becomes generally available to the public other than as a result of a disclosure by the Recipient in violation of this agreement, or (ii) was within the Recipient's possession prior to its being furnished pursuant hereto or is or becomes available to the Recipient on a non-confidential basis from a source other than the Company or its Representatives, provided that the source of such information was not known by the Recipient to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, the Company or any other party with respect to such information.

In the event that the Recipient of the Evaluation Material decides not to participate in the Facility or transactions described herein, upon request of the Arranger, such Recipient shall as soon as practicable return all Evaluation Material (other than Internal Evaluation Material) to the Arranger or represent in writing to the Arranger that the Recipient has destroyed all copies of the Evaluation Material (other than Internal Evaluation Material) unless prohibited from doing so by the Recipient's internal policies and procedures.

# Notice To and Undertaking by Recipients (cont'd)

II. Information

The Recipient acknowledges and agrees that (i) the Arranger received the Evaluation Material from third party sources (including the Company) and it is provided to the Recipient for informational purposes, (ii) the Arranger and its affiliates bear no responsibility (and shall not be liable) for the accuracy or completeness (or lack thereof) of the Evaluation Material or any information contained therein, (iii) no representation regarding the Evaluation Material is made by the Arranger or any of its affiliates, (iv) neither the Arranger nor any of its affiliates has made any independent verification as to the accuracy or completeness of the Evaluation Material, and (v) the Arranger and its affiliates shall have no obligation to update or supplement any Evaluation Material or otherwise provide additional information.

The Evaluation Material has been prepared to assist interested parties in making their own evaluation of the Company and the Facility and does not purport to be all-inclusive or to contain all of the information that a prospective participant may consider material or desirable in making its decision to become a lender. Each Recipient of the information and data contained herein should take such steps as it deems necessary to assure that it has the information it considers material or desirable in making its decision to become a lender and should perform its own independent investigation and analysis of the Facility or the transactions contemplated thereby and the creditworthiness of the Company. The Recipient represents that it is sophisticated and experienced in extending credit to entities similar to the Company. The information and data contained herein are not a substitute for the Recipient's independent evaluation and analysis and should not be considered as a recommendation by the Arranger or any of its affiliates that any Recipient enters into the Facility.

The Evaluation Material may include certain forward looking statements and projections provided by the Company. Any such statements and projections reflect various estimates and assumptions by the Company concerning anticipated results. No representations or warranties are made by the Company or any of its affiliates as to the accuracy of any such statements or projections. Whether or not any such forward looking statements or projections are in fact achieved will depend upon future events, some of which are not within the control of the Company. Accordingly, actual results may vary from the projected results and such variations may be material. No assurances are being given that the results in the projections will be achieved. Statements contained herein describing documents and agreements are summaries only and such summaries are qualified in their entirety by reference to such documents and agreements.

III. General

It is understood that unless and until a definitive agreement regarding the Facility between the parties thereto has been executed, the Recipient will be under no legal obligation of any kind whatsoever with respect to the Facility by virtue of this Notice and Undertaking except for the matters specifically agreed to herein and in the Special Notice.

The Recipient agrees that money damages would not be a sufficient remedy for breach of this Notice and Undertaking or of the Special Notice, and that in addition to all other remedies available at law or in equity, the Company and the Arranger shall be entitled to equitable relief, including injunction and specific performance, without proof of actual damages.

This Notice and Undertaking and the Special Notice together embody the entire understanding and agreement between the Recipient and the Arranger with respect to the Evaluation Material and the Internal Evaluation Material and supersedes all prior understandings and agreements relating thereto. The terms and conditions of this Notice and Undertaking and the Special Notice shall apply until such time, if any, that the Recipient becomes a party to the definitive agreements regarding the Facility, and thereafter the provisions of such definitive agreements relating to confidentiality shall govern. If you do not enter into the Facility, the application of this Notice and Undertaking and the Special Notice shall terminate with respect to all Evaluation Material on the date falling one year after the date of the Lender Presentation.

This Notice and Undertaking and the Special Notice shall be governed by and construed in accordance with the law of the State of New York, without regard to principles of conflicts of law (except Section 5-1401 of the New York General Obligation Law to the extent that it mandates that the law of the State of New York govern).

# Treasure Holdco, Inc. Authorization Letter

September 26, 2024

Citibank, N.A.; Wells Fargo Securities, LLC; Barclays; HSBC Securities (USA) Inc.; Goldman Sachs Bank USA; PNC Capital Markets LLC; UBS Securities LLC

Ladies and Gentlemen:

We refer to the proposed $1,085 million Term Loan B facility (the "Facility") for Treasure Holdco, Inc. (the "Company") that you are arranging at our request, and the Lender Presentation prepared in connection therewith (collectively, the "Lender Presentation"). We have reviewed or participated in preparing the Lender Presentation and the information contained therein.

The Company has reviewed the information contained in the Lender Presentation and represents and warrants that the information contained in the Lender Presentation does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not materially misleading. Any management projections or forward-looking statements included in the Lender Presentation taken as a whole are based on assumptions and estimates developed by management of the Company in good faith and management believes such assumptions and estimates to be reasonable as of the date of the Lender Presentation. Whether or not such projections or forward-looking statements are in fact achieved will depend upon future events, some of which are not within the control of the Company. Accordingly, actual results may vary from the projections and such variations may be material. No assurances are being given that the results in the projections will be achieved.

The Company represents and warrants that the information contained in the Lender Presentation is either publicly available information or not material information (although it may be sensitive and proprietary) with respect to the Company or its securities for purposes of United States federal and state securities laws.

We request that you distribute the Lender Presentation to such financial institutions as you may deem appropriate to include in the Facility. We agree that we will rely on, and that you are authorized to rely on, the undertakings, acknowledgments and agreements contained in the Notice to and Undertaking by Recipients accompanying the Lender Presentation or otherwise acknowledged by recipients in connection with the Lender Presentation.

Yours sincerely,

________/s/________

Mark Miles

Chief Financial Officer

Treasure Holdco, Inc.

# Glatfelter Corporation Authorization Letter

September 26, 2024

Citibank, N.A.; Wells Fargo Securities, LLC; Barclays; HSBC Securities (USA) Inc.; Goldman Sachs Bank USA; PNC Capital Markets LLC; UBS Securities LLC

Ladies and Gentlemen:

We refer to the proposed $1,085 million Term Loan B facility (the "Facility") for Treasure Holdco, Inc. (the "Borrower") that you are arranging at the Borrower's request, and the Lender Presentation prepared in connection therewith (collectively, the "Lender Presentation"). We have reviewed or participated in preparing the Lender Presentation and the information contained therein.

Glatfelter Corporation (the "Company") has reviewed the information contained in the Lender Presentation and represents and warrants that the information contained in the Lender Presentation does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not materially misleading. Any management projections or forward-looking statements included in the Lender Presentation taken as a whole are based on assumptions and estimates developed by management of the Company in good faith and management believes such assumptions and estimates to be reasonable as of the date of the Lender Presentation. Whether or not such projections or forward-looking statements are in fact achieved will depend upon future events, some of which are not within the control of the Company. Accordingly, actual results may vary from the projections and such variations may be material. No assurances are being given that the results in the projections will be achieved.

The Company represents and warrants that the information contained in the Lender Presentation is either publicly available information or not material information (although it may be sensitive and proprietary) with respect to the Company or its securities for purposes of United States federal and state securities laws.

We request that you distribute the Lender Presentation to such financial institutions as you may deem appropriate to include in the Facility. We agree that we will rely on, and that you are authorized to rely on, the undertakings, acknowledgments and agreements contained in the Notice to and Undertaking by Recipients accompanying the Lender Presentation or otherwise acknowledged by recipients in connection with the Lender Presentation.

Yours sincerely,

_________/s/_________

Jill Urey

Vice President, General Counsel & Compliance

Glatfelter Corporation

# Today's Presenters



**Curt Begle**

Chief Executive Officer



**James Till**

Chief Financial Officer

Note: Incoming management of Magnera Corporation.

# Agenda



Magnera

# Transaction Details

# Executive Summary

- On February 7, 2024, Berry Global (NYSE: BERY) and Glatfelter (NYSE: GLT) announced plans for tax-free spin-off and merger of Berry's Health, Hygiene and Specialties Global Nonwovens and Films business ("HHNF") with Glatfelter (the "Transaction")
  - Berry Global is expected to receive net cash proceeds of approximately ~$1 billion at close
  - Berry shareholders will own ~90% of the combined company's common shares upon consummation of the transaction. Glatfelter shareholders will own the remaining ~10% of the combined company
  - In connection with the Transaction, Glatfelter will complete a reverse stock split of all its issued and outstanding common stock
- HHNF brings an extensive portfolio of proprietary technologies, with a strong focus on healthcare, hygiene, and specialty end markets, while Glatfelter provides a broad range of innovation capabilities and sustainability solutions
- The new combined company ("Magnera" or "the Company") will become a global leader in the growing specialty materials industry, serving the world's largest brand owners across global end markets with favorable long-term growth dynamics
  - Magnera will offer a highly complementary product suite, including both polymer-based and fiber-based solutions, supported by strong innovation capabilities, with significant geographic diversification and a presence in all major markets
  - For the LTM period ending June 2024, the Company generated combined revenue of $3.5 billion and PF Adj. EBITDA of $455 million
- Pro forma for the Transaction, the Company is expected to have Secured and Total Net Leverage of ~4.0x based on LTM PF Adj. EBITDA of $455 million, financed with:
  - $350 million 5-year Asset-Based Credit Facility (undrawn at close)
  - $1,085 million 7-year Senior Secured Term Loan B
  - $500 million Other Secured Debt
  - $500 million Rolled 4.750% Senior Secured Notes due 2029
  - Total cash contribution of >$200 million
- The Transaction is targeted to close no later than early November 2024, subject to customary closing conditions and regulatory approvals

Magnera

# Sources & Uses and Pro-Forma Capitalization

## Sources of Funds

| | |
|---|---|
| New Senior Secured Term Loan B | $1,085 |
| New Other Secured Debt | 500 |
| **Total Sources** | **$1,585** |

## Uses of Funds

| | |
|---|---|
| GLT: 11.25% Term Loan | ($263) |
| GLT: Revolver | (114) |
| Est. Fees, Expenses & BERY Distribution | (1,208) |
| **Total Uses** | **($1,585)** |

## Pro-Forma Capitalization (June 2024)

| | GLT | Adj. | Pro Forma | |
|---|---|---|---|---|
| **Cash** | **$34** | **$214** | **$248** | |
| GLT Revolving Credit Facility | 114 | (114) | -- | |
| GLT 11.25% Term Loan | 263 | (263) | -- | |
| New Asset Based Credit Facility ($350M) | -- | -- | -- | |
| New Senior Secured Term Loan B | -- | 1,085 | 1,085 | |
| New Other Secured Debt | -- | 500 | 500 | |
| Rolled 4.75% Senior Secured Notes | -- | 500 | 500 | |
| **Net Secured Debt** | **$343** | **$1,494** | **$1,837** | |
| GLT 4.75% Senior Unsecured Notes | 500 | (500) | -- | |
| **Net Debt** | **$843** | **$994** | **$1,837** | **4.0x** |
| **PF Adj EBITDA** | | | | **$455** |

Magnera

Note: $ in millions

# Summary Terms – Senior Secured Term Loan B

| | |
|---|---|
| **Borrower** | **Prior to giving effect to the Merger, Treasure Holdco, Inc., a Delaware corporation (the "Initial Borrower") and, after giving effect to the Merger on the Closing Date, Glatfelter Corporation, a Pennsylvania corporation ("Glatfelter"), will assume the obligations of the Initial Borrower and become the borrower (the "Borrower"). Glatfelter Corporation to be renamed Magnera after giving effect to the Transaction** |
| **Facility** | $1,085 million Senior Secured Term Loan B |
| **Guarantors** | Borrower's wholly-owned domestic restricted subsidiaries subject to exceptions |
| **Security** | A first-priority lien on and security interest in substantially all fixed assets of the Borrower and the Guarantors subject to exceptions and a second-priority lien on and security interest in all ABL Collateral |
| **Incremental Facilities** | Sum of (x) greater of (i) $455 million and (ii) 100% of LTM EBITDA plus (y) (i) unlimited pari passu debt subject to Net First Lien Leverage Ratio 0.25x outside closing level, (ii) unlimited junior liens debt subject to Net Secured Leverage Ratio 0.50x outside closing level (or nor worse in connection with an acquisition or investment), and (iii) unlimited unsecured debt subject to Net Total Leverage Ratio 1.00x outside closing level or Interest Coverage Ratio of 2.00x (or nor worse in connection with an acquisition or investment); subject to 100 bps MFN for 6 months |
| **Tenor** | 7 years |
| **Amortization** | 1.0% per annum, paid quarterly with the remainder due at maturity |
| **Call Protection** | 101 soft call for 6 months |
| **Mandatory Prepayments** | i. 25% of excess cash flow, stepping down to 0% at First Lien Net Leverage Ratio ≤0.75x below closing level<br>ii. 100% of asset sale proceeds stepping down to 50% at First Lien Net Leverage ≤0.25x below closing level and 0% at First Lien Net Leverage ≤0.75x below closing level (subject to reinvestment period of 18 months plus 6 months if committed within 18 months)<br>iii. 100% of debt issuance proceeds (subject to baskets) |
| **Negative Covenants** | Usual and customary for transactions of this type, including but not limited to, limitations on asset sales, restricted payments, investments, indebtedness, and liens as outlined in the definitive documentation |
| **Financial Covenants** | None |

Magnera

# Transaction Timeline

| September-2024 | | | | | | |
|---|---|---|---|---|---|---|
| S | M | T | W | T | F | S |
| 1 | 2 | 3 | 4 | 5 | 6 | 7 |
| 8 | 9 | 10 | 11 | 12 | 13 | 14 |
| 15 | 16 | 17 | 18 | 19 | 20 | 21 |
| 22 | 23 | 24 | 25 | 26 | 27 | 28 |
| 29 | 30 | | | | | |

| October-2024 | | | | | | |
|---|---|---|---|---|---|---|
| S | M | T | W | T | F | S |
| | | 1 | 2 | 3 | 4 | 3 |
| 6 | 7 | 8 | 9 | 10 | 11 | 10 |
| 13 | 14 | 15 | 16 | 17 | 18 | 17 |
| 20 | 21 | 22 | 23 | 24 | 25 | 24 |
| 27 | 28 | 29 | 30 | 31 | | |

US Holiday    Key Event

| Date: | Key Event: |
|---|---|
| **Thursday, September 26th** | • Launch Term Loan B via Lender Call ***(10:00am ET)*** |
| **Thursday, October 10th** | • Commitments Due ***(12:00pm ET)***<br>• Price and Allocate Term Loan B |
| **Thereafter** | • Close and Fund Transaction |

Magnera

# Transaction Rationale

## Global Capabilities

Serving Customers Around the World with Our Unmatched Global Capabilities

## Innovation Expertise

Solutions to help forward our Customers' Goals by Solving End User Problems

## Sustainability Leadership

Collaborating Across the Value Chain to Achieve More Together for a Circular Economy

Magnera

# A Global Leader

Our purpose is to better the world with new possibilities made real while propelling our customers' goals forward by solving end user problems, every day.

- $3.7B FY2023 Revenues
- 9,000+ Employees
- 1,000+ Customers
- 46 Manufacturing Locations
- 100+ Countries served
- 1000+ Active Patents



Revenue by Category
51%
49%
Consumer Solutions
Personal Care



Revenue by Region
61%
39%
Americas
Rest of World



Revenue by End Market
22%
14%
15%
24%
7%
18%
Wipes
Home, Food & Bev
Infrastructure
Baby
Healthcare
Adult



Revenue by Geography
50%
11%
33%
6%
North America
South America
Europe
Asia

# Combination Benefits

- Creates a differentiated industry leader serving attractive, growing markets and several highly-profitable niches
- Brings together leading resin and fiber technologies, at scale, providing for broader solutions, unique innovation opportunities and greater customer choice
- Deepens relationships with the world's leading brand owners, enabling critical innovation and partnership resources to support growth
- Combines well-invested, global footprint, positioned to serve global and regional customers across all major continents

# Combined Enterprise Overview

| | Berry HHNF | GLATFELTER | Magnera |
|---|---|---|---|
| Revenue | $2.2B | $1.3B | **$3.5B** |
| Adj EBITDA<br>*% margin* | $288M<br>*13%* | $100M<br>*8%* | **$455M** (1)<br>***13%*** |
| Sales by End Market |  |  |  |

67%
33%
Consumer Solutions
Personal Care

18%
82%
Consumer Solutions
Personal Care

49%
51%
Consumer Solutions
Personal Care

**Global Customers:** P&G, Kimberly-Clark, Clorox, Henkel, essity, Keurig DrPepper, Attindas, reckitt, rockline, kenvue, First Quality, Nice-Pak, Medline, Cardinal Health, Mölnlycke, Ontex, Unilever

Note: HHNF includes Berry's Global Nonwovens and Films Business
References to revenue and Adj. EBITDA is June LTM 2024 for BERY and GLT. Adj. EBITDA includes expected synergies and other adjustments as outlined in the PF Adjusted EBITDA reconciliation
(1) Includes pro forma cost synergies of $55M to be realized over 3 years and combined pro forma adjustments of $12M

# Distinct And Complementary Technology & Product Portfolios

Broadest product offering in the industry for both polymer-based and fiber-based product applications

**Berry HHNF**

**Value-added niche businesses**


Building Wrap and Roofing Solutions


Tree Shelters


Bedding & Upholstery


FIBC Bags


Agriculture


Cable Wrap

## Shared Applications


Baby and Adult Care


Healthcare & Surgical Suite


Disinfecting, Cleaning & Personal Care Wipes


Laundry Care


Filtration Media


Geotextiles

**GLATFELTER**

**Sophisticated fiber-based businesses**


Single-Serve Coffee


Tea Bags


Tabletop


Decorative Laminate


Wallcover

TYPAR CHICOPEE REEMAY TUBEX GECA-TAPES Sontara. Tempera® GlatPure™ DYNAGRID® DYNACAP®

Magnera

Note: HHNF includes Berry's Global Nonwovens and Films Business

# Significant Synergy Opportunity

| | Synergies | Targeted Pipeline | Commentary |
|---|---|---|---|
| Procurement | ~$35M | ~$75M | • **Direct Spend (~$1.9B):** Bottom-up analysis identified savings opportunity across all procurement categories *(synergy analysis identified ~150 opportunities with 50% commodity overlap)*<br>• **Indirect Spend (~$1.0B):** Glatfelter has high indirect supplier fragmentation with considerable opportunity for consolidation *(synergy analysis identified ~100 opportunities with >95% spend overlap)*<br>• **Discounts Improvement:** Significant potential to capture supplier discounts by improving direct spend payment terms |
| G&A | ~$10M | ~$20M | |
| Operations | ~$10M | ~$25M | • A/S rationalization & Old Hickory Mega-Site<br>• Maximizing footprint and supply chains planning work underway *(GLT warehouse cost ~$15M vs. HHNF <$5M)* |
| **Transaction Benefits** | **~$55M** | **~$120M** | **Assuming ~45% achievement of targeted pipeline** |

## Management Track Record

✓ ***Magnera management highly experienced in integrating acquisitions and capturing synergies***

✓ ***Berry's Chief Strategy Officer and Head of Procurement, Tarun Manroa, to Serve as COO and Head of Procurement at Magnera***

## Synergy Benchmarking

✓ ***Precedent transactions in specialty materials sector suggest synergy opportunity of ~5% of sales***

✓ ***Management assumption of $55M (4% of GLT sales) conservative relative to precedent transactions***

**Assuming Conservative Achievement of Targeted Cost Synergies Across Multiple Categories**

Magnera

# Comprehensive Set of Capabilities

| | | Berry HHNF | GLATFELTER | Magnera |
|---|---|---|---|---|
| Markets | Personal Care | ● | ● | ● |
| | Home & Health | ● | ● | ● |
| | Wipes | ● | ● | ● |
| | Specialties | ● | ● | ● |
| Nonwoven Technology | Spunbond | ● | | ● |
| | Spunmelt | ● | | ● |
| | Carded | ● | | ● |
| | Airlaid | | ● | ● |
| | Spinlace® | ● | | ● |
| | Spunlace | ● | ● | ● |
| Geography | North America | ● | ● | ● |
| | South America | ● | | ● |
| | Europe | ● | ● | ● |
| | Asia | ● | ● | ● |

Combination Diversifies Business & Customer Mix

Expands Substrate & Technology Capabilities in Nonwovens

Strengthens Footprint in Developed and Emerging markets

**Creation of Global Technology and Sustainability Leader**

Magnera

# Business Review

Magnera

# Industry Overview

## 2000's

**Industry Growth:** Steady demand growth largely driven by products like baby diapers, feminine hygiene products, and wipes.

**Regional Shifts:** Demand in North America and Europe remained strong, but Asia began to emerge as both a major producer and consumer of nonwovens.

**Technology Advancements:** Production improvements help reduce cost and improve quality making nonwovens more attractive for various industries.

## 2010's

**Expansion of Applications:** Demand for nonwovens continued to expand beyond traditional end markets. Automotive applications (interiors, insulation) and construction (roofing, textiles) became more prominent.

**Medical Sector:** Items like surgical gowns, drapes, and sterilization wraps saw significant demand, partly driven by increasing healthcare standards and regulatory requirements.

## 2020 - Present

**Pandemic Surge:** The COVID-19 pandemic caused unprecedented surge in demand for nonwovens, especially for medical products such as face masks, PPE, and wipes leading to a spike in production capacities globally.

**Post Pandemic Destocking:** Governments and businesses stockpiled PPE and related materials during the pandemic leading to excess inventories. Once demand stabilized, the resulting surplus led to price drops and a focus on clearing excess inventory.

## Global Nonwoven Demand Over Time(1)


'17-'27 CAGR: 6.3%
10.1
10.6
11.2
11.7
12.3
13.4
14.2
15.1
16.4
17.5
18.6
2017
2018
2019
2020
2021
2022
2023
2024
2025
2026
2027

**Long-term Demand for Nonwovens is Consistent and Growing**

Magnera

Source: Smithers Pira, Mgt Est.
(1) Estimated figures. Consumption in millions of tons.

# Global Leadership Across Key Product Categories

## Largest Player in Attractive Specialty Materials Markets



$3.7B
Leading position in majority of product categories
Magnera
mativ
FREUDENBERG Performance Materials
AHLSTROM
fitesa
TORAY
rkw

## Distinguished Leader in Several Product Categories



Absorbent Hygiene Products



Surface Cleaning Wipes



Healthcare Apparel



Food & Beverage Products



bounce

Dryer Sheets

TYPAR



House Wraps

Source: Nonwovens Industry, Management estimates, Company filings, Price Hanna
Note: Revenue FY 2023

# Manufacturing Sites and Global Centers of Excellence

## Broadest global plant network, well-positioned to serve global CPGs



**NORTH AMERICA**

- Gatineau, Canada
- North Bay, Canada
- Asheville, NC USA
- Augusta, KY USA
- Benson, NC USA
- Fort Smith, AR USA
- Madison, TN USA
- McAlester, OK USA
- Mooresville, NC USA
- Mount Holly, NC USA
- Nashville, TN USA
- Old Hickory, TN USA
- Old Hickory, TN USA
- Statesville, NC USA
- Washington, GA USA
- Waynesboro, VA USA

**LATIN AMERICA**

- Atlacomulco, Mexico
- Pilar, Argentina
- Jundiai, Brazil
- Pouso Alegre, Brazil
- São José Dos Pinhais, Brazil
- Cali, Colombia
- San Luis Potosi, Mexico

**EMEIA**

- Bailleul, France
- Biesheim, France
- Neuville, France
- Scaër, France
- Soultz, France
- Aschersleben, Germany
- Berlin, Germany
- Dombühl, Germany
- Dresden, Germany
- Falkenhagen, Germany
- Steinfurt, Germany
- Gernsbach, Germany
- Terno, Italy
- Cuijk, The Netherlands
- Asturias, Spain
- Tarragona, Spain
- Aberdare, UK
- Caerphilly, UK
- Lydney, UK
- Maldon, UK

**ASIA**

- Nanhai, China
- Suzhou, China
- Newtech, Philippines

**100+ Countries Served | 46 Global Facilities | ~9,000 Employees | 1,000+ Customers**

Magnera

# Americas

(61% of revenue)



Infrastructure
Wipes
28%
Consumer Solutions
62%
10%
Home, Food & Bev



## FY2023 Revenue $2.3B



49%
Revenue by End Market
51%
Personal Care
Consumer Solutions



Adult
Baby
35%
Personal Care
53%
12%
Healthcare



Magnera

# Rest of World

(39% of revenue)


Infrastructure
Wipes
30%
21%
Consumer Solutions
49%
Home, Food & Bev

FY2023 Revenue
$1.4B


Revenue by End Market
54%
46%
Personal Care
Consumer Solutions


Adult
Baby
41%
40%
Personal Care
19%
Healthcare












Magnera

# We Serve Large, Stable and Growing End Markets

## Our Customers are the Largest CPG Companies Globally

CLOROX
P&G
Church & Dwight Co., Inc.
Kimberly-Clark
Unilever
Keurig DrPepper
reckitt
CardinalHealth

Magnera

## Our Products are Everyday Essentials


Baby and Adult Care


Healthcare & Surgical Suite


Disinfecting, Cleaning & Personal Care Wipes


Laundry Care


Single-Serve Coffee

# Well Positioned to Serve Leading Global and Regional Customers

Enhancing overall value proposition with cross-selling opportunities

## Shared Customers

Opportunity to Strengthen and Reinforce Key Relationships

# Innovation Co-Developed Alongside Key Customers

## Overview

- Magnera proactively co-develops projects alongside its customers in a partnership fashion
- Such partnerships typically allow Magnera preferential position for 2-5 yrs.
- Co-invest activities commonly include take or pay contracts or capital amortization agreements and trial expense sharing
- 50% of all products sold today have been redeveloped, redesigned or are new platform in the last 5 years

## Case Study: Elastic Waistband

| | |
|---|---|
| Situation Overview | • P&G program awarded in 2021<br>• Unmet customer need for enhanced article reliability preventing leaks while enhancing comfort |
| Products | • Elastipro Embrace™ elastic laminates |
| Customer Contracts Engaged | P&G |
| Results | • Film basis weights of 25gsm – 55gsm<br>• Rapid innovation of improved convertibility<br>• Commercialized in 2023 and continues to ramp |

## Ongoing Partnership Projects

| Overview | Expected Launch (FY) |
|---|---|
| • Proprietary bico pattern | 2024 |
| • Compostable wipe | 2028 |
| • Support 'smart product' market need | 2024 |
| • Super light weight conversion | 2025 |
| • PFAS free | 2024 |
| • Odor control program | 2025 |

essity CLOROX First Quality CardinalHealth Kimberly-Clark CardinalHealth Mölnlycke Kao

**Historical Success and Ongoing Pipeline of Customer Co-developed Innovation**

Magnera

# Key Credit Highlights

# Key Credit Highlights

1. Global leadership across Key Product Categories
2. Large and fast-growing end markets
3. Tenured and diversified customer base of leading global CPGs
4. Broadest product and solution offering in the industry
5. Passthroughs protect material margins
6. Experienced and proven management team



Magnera

# 1. Global Leadership Across Key Product Categories

## Mission Critical Products That Improve Everyday Lives



**Wipes**

Critical wipe solutions to keep people healthy



**Home, Food & Beverage**

Leading filtration and packaging products to protect and store food



**Infrastructure**

Rugged, high-performance solutions for building and construction applications



**Healthcare**

High-performance protective material for healthcare applications



**Baby**

Soft, strong and highly absorbant material for infants and toddlers



**Adult**

Functional, comfortable and disposable incontinence products for daily use

---

**Essential Components that Enhance Overall Performance of Customer Products**

Magnera

# 2. Well Positioned for Growth in Primary End Markets

## Addressable Markets Served


2024 Select
Markets
$40B
Magnera
$3.5B

## Anticipated Growth by Key End Markets

*(2024-2027 Consumption Growth)*


Wipes


Home, Food & Bev


Infrastructure


Personal Care

| End Market | 2024-2027 Consumption Growth | |
|---|---|---|
| Wipes | 7% | ✓ |
| Home, Food & Bev | 5% | ✓ |
| Infrastructure | 8% | ✓ |
| Personal Care | 2% - 3% | ✓ |

Magnera

Source: Smithers Pira; Price Hanna, Mgt Est.
Note: Revenue for Magnera LTM June 2024

# 2. Key Drivers of Growth



### Mega Trends

- Attractive growth trends in health & personal care
- Population growth with rising standards of living
- Substitution from reusable products to disposable specialty materials
- Aging population driving adult incontinence & healthcare demand



### Commercial & Operational Excellence

- Prioritize customer relationships
- Leverage global footprint
- Global innovation and R&D
- Execute on productivity opportunities
- Sustainability offerings



### Organic Growth Investments

- Broad manufacturing platform
- Technology and sustainability leadership
- Penetration in key growth markets including Asia, Africa and India



### Strategic Opportunities

Multiple Strategic Angles Including:

1. Adjacent markets
2. Geographic expansion
3. Product line extensions
4. Differentiated technologies
5. Synergy capture

**Will Benefit from Market Growth, Operational Execution, and Innovation**

Magnera

# 3. Diversification within Concentrated Blue-Chip Customer Base

## Customer Concentration Over Time

*Magnera Top 10 Customer Revenue as % of Total*


37%
37%
35%
36%
38%
39%
2018
2019
2020
2021
2022
2023

***#1 Customer Serviced in 20+ Countries, 40+ Product Lines and 600+ SKUs***

***Long-term Stability in Top 10 Customers with + / - 2% Change Over Last 5 Years***

| Customer | Total | % Proprietary [1] | Relationship | Region Served NA | SA | EU | AS |
|---|---|---|---|---|---|---|---|
| #1 | ~14% | ~45% | +20 years | ✓ | ✓ | ✓ | ✓ |
| #2 | ~6% | ~60% | +20 years | ✓ | ✓ | ✓ | ✓ |
| #3 | ~5% | ~35% | +20 years | ✓ | ✓ | ✓ | |
| #4 | ~3% | ~50% | +10 years | ✓ | | ✓ | |
| #5 | ~3% | ~45% | +20 years | ✓ | | ✓ | |
| #6 | ~3% | ~40% | +15 years | ✓ | | | |
| #7 | ~2% | ~100% | +20 years | ✓ | ✓ | | |
| #8 | ~2% | ~75% | +15 years | ✓ | | ✓ | |
| #9 | ~1% | ~100% | +20 years | ✓ | | | ✓ |
| #10 | ~1% | ~30% | +20 years | ✓ | | ✓ | |
| **Top 10** | **~40%** | **~50%** | | | | | |
| **Top 20** | **~46%** | | | | | | |

**Regional, Product, and SKU Diversification Amongst Top Customers**

Note: Customer concentration over time based on Magnera Top 10 customers as a percent of sales.
(1) Represents percent of sales with products / material proprietary to Magnera. Proprietary defined as IP / trade secret protected or unique asset platform to Magnera.

Magnera

# 3. A History of Partnership with Leading Global and Regional Customers



Launch Ready Mop® & HandiWipes®
1999
Spinlace® Technology Concept Development
2005
Disinfecting Wipes (CDW) Joint Development
2006
Capital Commitment for First Spinlace® asset
2007
Asset #1 Spinlace® Commercialization Benson, NC
2008
H1N1 Drives Volume
2009
Project Whistler Initiated
2009
Project Nemesis JDA for Healthcare Wipes
2013
Capital Commitment for Second Spinlace® asset
2014
Triple Action Duster Launched
2014
New CDW 5 year agreement executed
2015
Asset #2 Spinlace Commercialization Benson, NC
2015
Clorox capture Costco business
COSTCO WHOLESALE
2015
Project Tron – Micro-Scrubby Wipe
2015
Project Lucent – Glass Cleaning wipe with reduced streaking and lint
2016
Project PSK – Clorox Launch New & Improved Disinfecting Wipe
2017
Project Colossus – Clorox Ultra Strength. Stronger more premium blue product
2018
Project INsync – Reduced basis weight
2019
Asset #3 Spinlace Commercialization, Mooresville NC
2019
Project Earth Dog – Ongoing Development of Compostable and/or Plastic Free Wipe
2019 - 2022
Project Threads – Ongoing development to improve product differentiation versus PL
2020 - 2022

The Clorox Company

# 3. Leading CPGs Expect Return to Volume-driven Growth

Following a multi-quarter stretch of pushing pricing to drive top-line growth, leading consumer brands anticipate a return to volume in the near term

P&G

"So I think with the **strength of the consumer in our categories**, with **strong innovation** coming in, with **volume growing**, the promotion environment is very stable, which is great to see. Europe is very similar, [...] The consumer remains strong. We see both **volume growth** and **value growth in the market**."

- Andre Schulten, P&G CFO, 12/5/2023

CLOROX

"We're seeing the **shift from price mix being the driver of growth to volume**. [...] And we feel great about the investments we have in the back half, both **increasing our advertising and sales promotion levels**. [...] And our **innovation plans remain on track**, and we expect innovation across **every major brand at Clorox** and we'll continue to invest in those plans."

- Linda Rendle, Clorox CEO & Chairman, 2/1/2024

Kimberly-Clark

"I think we've made very **solid progress on volume** and consumers responded very favorably on our categories. So I'd say, first of all, our next chapter, which I think we're turning the page and **shifting to a volume mix-driven plan**, which is returning to that, which – that was kind of our **approach pre-pandemic**."

- Michael Hsu, KC Chairman & CEO, 1/24/2024

Keurig DrPepper

"We're not looking at price increases as the driver – primary driver of growth moving forward. It's going to be a **balance between volume and pricing**. And a lot of the pricing we talked about, I would put more in the **category of premiumization**, which is really **mixed rather than straight at pricing**, and we have a significant opportunity in that space."

- Robert Gamgort, KDP CEO & Chairman, 12/5/2023

# 4. Broadest Product and Solution Offering in the Industry

| | | Full-Suite Provider | Nonwovens | | | | | | | | | | | | | Films | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Magnera | mativ | Freudenberg Performance Materials | Ahlstrom | Fitesa | Toray | PFN | Suominen | [illegible] | Fibertex Personal Care | Fibertex | union | JOFO | Mogul | rkw | Gülsan |
| | 2023A Sales ($mm): | $3,661 | $2,026 | $1,700 | $1,700 | $1,400 | $1,020 | $725 | $525 | $450 | $350 | $300 | $300 | $230 | $150 | $1,000 | $450 |
| Markets | Hygiene | ● | ● | ● | ● | ● | ● | ● | | ● | ● | | ● | ● | | ● | ● |
| | Health | ● | ● | ● | ● | ● | ● | ● | | ● | | ● | | ● | | ● | ● |
| | Disinfectant Wipes | ● | | | | | | | ● | | | ● | | | ● | | |
| | Specialties | ● | ● | ● | ● | | | | | | | ● | | | ● | ● | |
| Nonwoves | Spunbond | ● | ● | ● | ● | ● | ● | ● | | ● | ● | | ● | ● | ● | | ● |
| | Spunmelt | ● | | ● | ● | ● | ● | ● | | ● | ● | | ● | ● | | | ● |
| | Carded | ● | ● | | | ● | | | ● | | | ● | ● | | | | |
| | Spinlace | ● | | | | | | | | | | | | | | | |
| | Spunlace | ● | ● | | | | ● | | ● | | ● | ● | | | ● | | |
| Films | Cast | ● | ● | | | | | | | | | | | | | ● | |
| | Blown | ● | ● | | | | | | | | | | | | | ● | ● |
| | Elastomerics | ● | ● | | | ● | | | | | | | | | | ● | |
| Geographies | North America | ● | ● | ● | ● | ● | | ● | ● | ● | ● | | | | | ● | |
| | South America | ● | ● | | | ● | | | | | | | | | | | |
| | Europe | ● | ● | ● | ● | ● | | ● | ● | ● | ● | ● | ● | | | ● | |
| | Africa + Middle East | | | ● | | | | ● | | ● | | ● | | ● | ● | ● | ● |
| | Asia | ● | ● | ● | ● | ● | ● | | | ● | ● | | | ● | | | |

Source: Nonwovens Industry, Management. Includes representative sample of competitors

Magnera

# 5. Efficient Raw Material Pass-throughs

## Overview

- ~70% of revenue include pass-through provisions for primary raw material costs
  - Americas: 80%
  - Rest of World: 60%
- Pass-throughs enable stable per-unit profitability; however, fluctuations in raw material prices may result in sales and margin volatility based on timing
- The P&L is temporarily impacted by the lag between purchase of raw material and the sale to customers
- The typical lag is ~90 days and varies per customer and per contract

## Illustrative Raw Material Lag



Net Sales
Material Costs
Material Margin
Materials costs increase to same amount after pass through
Material margin remains unchanged
Net Sales
Material Costs
Material Margin
Before Raw Material Increase
After Raw Material Increase

**Resilient to Cost Volatility in Raw Materials**

Magnera

# 6. World Class Management Team Focused on Value Creation



**Curt Begle**
CEO
Berry HHNF



**James Till**
CFO
Berry



**Tarun Manroa**
COO
Berry



**Eileen Beck**
CHRO



**Robert Weilminster**
Corp Dev & IR
Berry HHNF



**David Parks**
President - Americas
Berry HHNF



**Achim Schalk**
President - EMEIA/APAC
Berry HHNF



**Kathy Vanderheyden**
Business Transformation



**Jill Urey**
General Counsel



**Paul Harmon**
Innovation & Sustainability
Berry HHNF

**Proven, Results Oriented, and Committed**

Magnera

Note: Incoming management of Magnera Corporation

# Financial Summary

Magnera

# Capital Allocation

- ~4.0x at closing with ample liquidity
- Focus on deleveraging to ~3.0x in near term
- No near-term debt maturities
- Near term capex next two years ~2-3% of sales. Normalized capex level ~3-4% of sales
- Portfolio review/rationalization post close
- No dividend or share repurchases in the near to medium term


Cash flow from operations
Capex
Debt Repayment
Target leverage 0.3x reduction per year
Growth/Cost Reduction
Base Maintenance

Magnera

# HH&S Performance Over Time



Rolling LTM Sales Over Time
$3,500
3,000
2,500
2,000
1,500
Sep 2016
Sep 2017
Sep 2018
Sep 2019
Sep 2020
Sep 2021
Sep 2022
Sep 2023
Sep 2024
Long-term HH&S Avg: ~$2,600
$2,526



Rolling LTM EBITDA Over Time
$700
600
500
400
300
200
Pandemic
Post-Pandemic/Destocking
Long-term HH&S Avg: ~$440
$329
Sep 2016
Sep 2017
Sep 2018
Sep 2019
Sep 2020
Sep 2021
Sep 2022
Sep 2023
Sep 2024

- Historical utilization rates (85% to 90%) had been stable despite annual capacity additions within the industry
- Pandemic demand resulted in utilization rates exceeding 100%
- Current utilization recovering, now in mid 70s after bottoming at ~70% in late 2023

**Berry's HH&S Segment has Stabilized Following Post-Pandemic Destocking**

Source: Company Filings
Note: $ in millions. Berry's HH&S segment includes Tapes business (~$50-$60M EBITDA, ~15% of HH&S sales) that will not be traveling with HHNF.

Magnera

# Glatfelter Performance Over Time



Rolling LTM Sales Over Time
$2,000
1,500
1,000
500
Long-term Glatfelter Avg: ~$1,085
$1,308
Dec 2016
Dec 2017
Dec 2018
Dec 2019
Dec 2020
Dec 2021
Dec 2022
Dec 2023
Dec 2024



Rolling LTM EBITDA Over Time
$200
150
100
50
0
Pandemic
Post-Pandemic/Destocking
Long-term Glatfelter Avg: ~$105
$100
Dec 2016
Dec 2017
Dec 2018
Dec 2019
Dec 2020
Dec 2021
Dec 2022
Dec 2023
Dec 2024

- Pandemic demand resulted in earnings windfall
- Post pandemic EBITDA has stabilized around the $100M level
- Further upside potential if 2021/2022 headwinds revert

**Proven Stable Profitability Despite 2021/2022 Headwinds**

Source: Company Filings
Note: $ in millions. Figures shown as reported. Figures prior to June 2017 include benefit of Specialty Paper business. The Specialty Paper business accounted for ~$800M in sales and ~$70M in EBITDA.

Magnera

# Glatfelter Performance

| Key Challenges | Improvement from 2021 - Today | Commentary |
|---|---|---|

## Quarterly EBITDA Recovery in Spunlace

**1** Recent acquisitions bought at COVID peak, now recovering



($1.3)
$1.3
$1.1
($1.7)
$1.8
$1.1
$2.2
$2.2
$5.7
$6.1
$5.6
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
2021
2022
2023
2024

*Spunlace business has made a strong recovery in recent quarters following the 2021 Jacob Holm acquisition, largely driven by expanded commercial focus for Sontara branded products and operational improvements.*

## Cost Pass-through

**2** High Inflation and Unfavorable Contract Structures

**2021**

**~30%** of sales

**Today**

**~60%** of sales

*Glatfelter's profitability was impacted by the lack of pass-through provisions in customer contracts[1]. The Company has emphasized structuring contracts with these provisions moving forward.*

## Dresden Facility EBITDA

**3** Loss of Russia and Ukraine Business



Historically
$10-$15mm
Now break-even
with no further
losses expected
2020
2021
2022
2023
LTM 6/30

*Negative impact from Russia/Ukraine conflict is already fully included in the LTM profitability.*

**Performance Has Been Stable Despite Recent Headwinds**

Magnera

Source: Company Filings
Note: $ in millions.
(1) Primarily related to the Composite Fibers Business.

# Historical Financials

## Net Revenue



$3,912
1,085
2,827
2021
$4,294
1,491
2,803
2022
$3,661
1,386
2,275
2023
$3,483
1,308
2,175
LTM June 2024

## Unlevered Cash From Operations[1]



$458
78
380
2021
$316
324
2022
$290
33
257
2023
$264
72
192
LTM June 2024

## Capital Expenditures



$161
30
131
2021
$142
38
104
2022
$122
34
88
2023
$106
30
76
LTM June 2024

| % of Sales | 2021 | 2022 | 2023 | LTM June 2024 |
|---|---|---|---|---|
| | 4.1% | 3.3% | 3.3% | 3.0% |

## Adjusted EBITDA



$662
120
542
2021
$470
99
371
2022
$405
93
312
2023
$388
100
288
LTM June 2024

| % Margin | 2021 | 2022 | 2023 | LTM June 2024 |
|---|---|---|---|---|
| | 17% | 11% | 11% | 11% |

HHNF GLT

Source: Company Filings
Note: $ in millions.
(1) Reported cash from operations plus interest.

Magnera

# PF Adjusted EBITDA Reconciliation

| Spinco (HHNF) | Fiscal Year (Sept) | | | |
|---|---|---|---|---|
| | 2021 | 2022 | 2023 | LTM June 24 |
| Operating income | $353 | $172 | $69 | $37 |
| Add: restructuring and other | 2 | 9 | 24 | 24 |
| Add: non-cash charges | (4) | (2) | 14 | 10 |
| Add: impact from hyperinflation | - | - | 10 | 22 |
| Add: GAAP cost allocation | 24 | 24 | 26 | 22 |
| Adjusted operating Income | $375 | $203 | $143 | $115 |
| Add: amortization | 56 | 53 | 51 | 49 |
| Add: depreciation | 111 | 115 | 118 | 124 |
| **Adjusted EBITDA** | **$542** | **$371** | **$312** | **$288** |
| **Glatfelter** | **Fiscal Year (Dec)** | | | |
| | 2021 | 2022 | 2023 | LTM June 2024 |
| Net loss | $7 | ($194) | ($79) | ($71) |
| Loss from discontinued operations, net of tax | (0) | 0 | 1 | 1 |
| Taxes on continuing operations | 7 | (10) | 7 | 5 |
| Depreciation and amortization | 61 | 67 | 63 | 63 |
| Interest expense, net | 12 | 33 | 63 | 69 |
| **EBITDA** | **$87** | **($105)** | **$55** | **$67** |
| Add: Goodwill and other asset impairment charges | - | 191 | - | - |
| Add: Turnaround strategy costs | - | 8 | 9 | 3 |
| Add: Russia/Ukraine conflict charges/(recovery) | - | 3 | (1) | (1) |
| Add: Strategic initiatives | 31 | 6 | 3 | 17 |
| Add: Ober-Schmitten divestiture | - | - | 19 | 8 |
| Add: Tornado insurance deductible costs | - | - | 5 | 5 |
| Add: Debt refinancing | - | - | 0 | - |
| Add: CEO transition costs | - | 5 | 1 | (0) |
| Add: Corporate headquarters relocation | 1 | 0 | - | - |
| Add: Share-based compensation | 5 | 1 | 3 | 3 |
| Add: Cost optimization actions | 1 | 1 | - | - |
| Add: COVID-19 ERC recovery | - | (7) | 0 | - |
| Less: Timberland sales and related costs | (5) | (3) | (1) | (1) |
| **Adjusted EBITDA** | **$120** | **$99** | **$93** | **$100** |
| Add: synergies & cost reductions net stand-alone | | | | 67 |
| **PF Adjusted EBITDA** | | | | **$455** |

Note: $ in millions

Magnera

# Appendix

Magnera

# RMT & Simplified Organizational Structure

## Pro Forma Structure (1)



Berry Shareholders
Glatfelter Shareholders
100%
~90%
~10%
Berry Global Group, Inc
Magnera
(Glatfelter Corporation to be renamed Magnera after giving effect to the Transaction)
Berry Global, Inc.
HHNF Domestic Subsidiaries (Guarantors)
Glatfelter Domestic Subsidiaries (Guarantors)
Remaining Berry Global Group, Inc. Subsidiaries

- **$350 million 5-year Asset-Based Credit Facility**
- **$1,085 million 7-year Senior Secured TLB**
- **$500 million Other Secured Debt**
- **$500 million Rolled 4.750% Senior Secured Notes due 2029**

(1) Excludes select foreign subsidiaries that will guarantee the ABL.

# ESG Culture

### Sustainability Priorities

We focus in areas where we can have the greatest local and global impact. Our efforts are directed at those topics of most interest to our employees, customers, investors and other stakeholders.

### Environmental

We utilize various substrates to create products rooted in efficiency and engineered for performance. We prioritize new innovative ways to conserve natural resources, increase efficiency and reduce waste.



### Social

We invest in our employees and support our communities. By living our Beliefs, we ensure the sustainability of our business, employees, customers and citizens across the globe.

### Governance and Ethics

Our vision to be the leading global supplier of specialty materials will be supported by strong corporate governance led by our Board of Directors and an unwavering commitment to ethical behavior and adherence to our Code of Business Conduct.

# One-Stop Solution Provider: Surgical Suite



**Barrier & Elastic Film**

1. Facemasks, Surgical Gowns, Drapes & Caps
2. Back Table Cover
3. Protective Apparel
4. Coating & Lamination
5. Sterilization Wrap
6. Ostomy

● *Magnera Product*

### Healthcare Films

- Resin blend for cost optimization and down gauging
- Breathable and non-breathable Viral Barrier technology
- Multiple breathability levels for comfort in surgical suite
- Highest performing SMS medical barrier fabrics

### Healthcare Nonwovens

- Breathable laminates for premium AAMI 4 protection
- High barrier nonwovens for AAMI levels 1 – 3
- High-efficiency filtration at lower basis weights
- Mechanical softness through embossing
- Material science to improve hand and loft
- Mono-material product design for improved recyclability

**A Leading Producer of Specialty Materials and High-performance Protection Solutions for Healthcare Applications**

Magnera

# Multicomponent Provider: Feminine Care & Adult Incontinence





| Nonwovens |
| --- |
| 1 Topsheet |
| 2 Backsheet |
| 3 Acquisition Layer |
| 4 Landing Zone |

● *Magnera Product*

| Barrier & Elastic Film |
| --- |
| 5 Printed Barrier Film |
| 6 Wrapper Nonwoven & Film |

| Other |
| --- |
| 7 Absorbent Core |

- Provider of all components of feminine care and incontinence pads
- Printing capabilities allow for custom brand aesthetics
- Supplies Silentio™: quiet and soft siliconized film offerings for enhanced discretion
- Breathability and abrasion-reducing technology
- Recycled content and bio-based raw materials

**One-Stop Shop Solutions for Customers**

Magnera

# Innovation Case Study

## Elastipro Embrace™

**Unmet Customer Needs**

- Enhanced reliability against diaper leakage and blowout
- Elevated experiences for fit and comfort

**Magnera Technology and Innovation**

- Film basis weights of 25gsm – 55gsm
- Rapid development of improved convertibility and performance
- Good elastic recovery after stretch

**Value Proposition**

- Seamless transition to commercial scale
- End-to-end quality by design


NEW
Pampers
360° FIT
All stretch.
No tape.